Exhibit 99.1

REPORT OF VOTING RESULTS

Annual Meeting of Holders of Trust Units

May 7, 2009

National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Matters Voted On

Annual Meeting Matters		Outcome of Vote

1.
The election of the following nominees as directors of Provident Energy Ltd. to hold office until the close of the next annual meeting or until their successors are appointed:
(a) John B. Zaozirny
(b) Grant D. Billing
(c) Thomas W. Buchanan
(d) Hugh A. Fergusson
(e) Randall J. Findlay
(f) Norman R. Gish
(g) Bruce R. Libin
(h) Dr. Robert W. Mitchell
(i) M.H. (Mike) Shaikh
(j) Jeffrey T. Smith

Passed
2.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Provident Energy Trust to hold office until the close of the next annual meeting.	Passed
3.	The re-appointment of Computershare Trust Company of Canada as trustee of Provident Energy Trust until the next annual meeting.	Passed